FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	An announcement on connected transactions with Alltrust Insurance by Huaneng Power Inc. (the “Registrant”); and
2.	An announcement on connected transactions with Huaneng Group;

Each made by the Registrant on December 31, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

The Company has been informed that during 2010, Huaneng Group will consolidate Alltrust  Insurance in its financial reports and will deem it as its controlled entity. Given that Huaneng Group is the ultimate controlling shareholder of the Company, Alltrust Insurance is a connected person of the Company under the Hong Kong Listing Rules and that the transactions conducted between the Company and Alltrust Insurance constitute continuing connected transactions under the Hong Kong Listing Rules.

As the scope of the relevant transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus the conduct of such transactions shall only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders’ approval requirements.

The Company has been informed that during 2010, Huaneng Group will consolidate Alltrust  Insurance in its financial reports and will deem it as its controlled entity. Given that Huaneng Group is the ultimate controlling shareholder of the Company, Alltrust Insurance is a connected person of the Company under the Hong Kong Listing Rules and that the transactions conducted between the Company and Alltrust Insurance constitute continuing connected transactions under the Hong Kong Listing Rules.

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a generation capacity of 46,512 MW on an equity basis.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds an 11.06% direct interest in the issued shares of the Company. Through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited (ÒChina Hua Neng Group HKÓ), Huaneng Group indirectly holds certain H shares of the Company, representing 3.70% of the issued shares of the Company. As at the date of this announcement, HIPDC is the controlling shareholder of the Company, holding 36.05% of the issued shares of the Company.

The relationship between the Company and Huaneng Group is illustrated as follows:

*
Huaneng Group, through China Hua Neng Group HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

#	Of the 14.76% interest, 3.70% represents the interest in the H shares of the Company held by Huaneng Group through China Hua Neng Group HK.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, subject to the relevant disclosures and/or independent shareholders approval requirements as stipulated in the Hong Kong Listing Rules.

Alltrust Insurance is an insurance company established in the PRC with a focus on providing insurance services to power companies in the PRC. Insofar as is known to the Company, Huaneng Group holds a 20% equity interest in Alltrust Insurance. From shareholding structure’s perspective, Alltrust Insurance will not be deemed as an associate of Huaneng Group. However, the Company has been informed that during 2010, Huaneng Group will consolidate Alltrust Insurance in its financial reports and will deem it as its controlled entity. Accordingly, pursuant to the Hong Kong Listing Rules, Alltrust Insurance will be treated as a connected person of the Company and the transactions conducted between the Company and Alltrust Insurance constitute continuing connected transactions under the Hong Kong Listing Rules.

The Company and its subsidiaries mainly purchase electricity, enterprise liability insurance, construction and installation project insurance including property all-risk insurance, machinery breakdown insurance and building and installation project all-risk insurance. For each the years ended 31 December 2008 and 31 December 2009 and the eleven-month period ended 30 November 2010, the insurance premium on enterprise liability insurance paid by the Company to Alltrust Insurance were in the region of RMB90 million, RMB90 million and (unaudited) RMB130 million, respectively.

The Company will continue to obtain insurance products/services from Alltrust Insurance through bidding process because the Company believes that Alltrust Insurance specialises in providing insurance services to power industry in the PRC and is able to provide expertise and reliable insurance services and risk protection to the Company.

In order to regulate the business relationship between the Company and Alltrust Insurance, the Company, as approved by the Board of the Company, entered into a framework agreement (ÒFramework AgreementÓ) on 30 December 2010 with Huaneng Group expiring on 31 December 2010. It is estimated that for 2010, the aggregate of the insurance premiums payable by the Company to Alltrust Insurance will not exceed RMB200 million. The insurance premium will be payable on terms as specified.

Pursuant to Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Wu Dawei, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Framework Agreement (and the cap thereof). The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Framework Agreement, the prices and the terms with respect to the products provided by Alltrust Insurance to the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the bidding terms of the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of product services.

The Board (including the independent non-executive Directors) is of the view that the transactions as contemplated by the Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB200 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

DEFINITIONS

“Alltrust Insurance”	Alltrust Insurance Company of China Limited;

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc. and its subsidiaries;

“Directors”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC; and

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
31 December 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT

On 30 December 2010, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2011 and expiring on 31 December 2011. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) sale of products; (iv) leasing of facilities, land and office spaces; (v) technical services, engineering contracting services and other services; and (vi) provision of entrusted sale services. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules. Among those six types of transactions, since each of the transaction scales in relation to the purchase of coal and transportation services and sale of products exceeds 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the conduct of such transactions shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48. The transaction scale of each of the remaining four types of transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus the conduct of such transactions shall only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirement.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in March 2011 to table the relevant resolutions for obtaining the approval from the Independent Shareholders on the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on transactions relating to the purchase of coal and transportation services (including the proposed cap) and the sale of products (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of coal and transportation services (including the proposed cap) and the sale of products (including the proposed cap) under the Huaneng Group Framework Agreement.

A circular containing, inter alia, further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee, an opinion of the Independent Financial Adviser, together with a notice to convene the extraordinary general meeting to approve the conduct of the continuing connected transactions (including the proposed caps) contemplated under the Huaneng Group Framework Agreement will be issued by the Company to the shareholders within 15 business days from the date of publication of this announcement.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a generation capacity of 46,512 MW on an equity basis.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds an 11.06% direct interest in the issued shares of the Company. Through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited (“China Hua Neng Group HK”), Huaneng Group indirectly holds certain H shares of the Company, representing 3.70% of the issued shares of the Company. As at the date of this announcement, HIPDC is the controlling shareholder of the Company, holding 36.05% of the issued shares of the Company.

The relationship between the Company and Huaneng Group is illustrated as follows:

*
Huaneng Group, through China Hua Neng Group HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

#	Of the 14.76% interest, 3.70% represents the interest in the H shares of the Company held by Huaneng Group through China Hua Neng Group HK.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, subject to the relevant disclosures and/or independent shareholders approval requirements as stipulated in the Hong Kong Lising Rules.

HUANENG GROUP FRAMEWORK AGREEMENT
The Company entered into a framework agreement with Huaneng Group on 20 October 2009 (as supplemented by a supplemental agreement dated 19 October 2010, collectively known as “HGF Framework Agreements for 2010”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2010. Such agreements will expire on 31 December 2010. Reference is made to the announcements of the Company dated 21 October 2009 and 20 October 2010, respectively, and the Company’s circular dated 6 November 2009 where details of the continuing connected transactions as contemplated by HGF Framework Agreements for 2010 (including the relevant caps) were set out therein.

In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 30 December 2010 for a term commencing on 1 January 2011 and expiring on 31 December 2011. Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang

Long, Wu Dawei, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Huaneng Group Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)       Purchase of ancillary equipment and parts

Due to operational needs, the Company has to outsource ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction work for power plants. Pursuant to the HGF Framework Agreements for 2010 with respect to the purchase of ancillary equipment and parts in 2010 by the Company from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2010 was set at RMB1.625 billion. During the period from 1 January 2010 to 30 November 2010, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB626 million. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. According to the management policy of the Company and its subsidiaries, the Company will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company for the purchase of ancillary equipment and parts. As such, Company and its subsidiaries purchased part of the ancillary equipment and parts during 2010 from independent third parties at prices which were relatively lower than the prices offered by Huaneng Group and its subsidiaries and associates. For 2011, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB1.615 billion, lower than the anticipated transaction amount of 2010. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, as well as taking into account the benefit of offering favorable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favorable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for ancillary equipment and parts, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2011 exceeds the above cap (i.e. RMB1.615 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(2)       Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favorable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services.

Pursuant to the HGF Framework Agreements for 2010 with respect to the purchase of coal and transportation services in 2010 by the Company from Huanang Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2010 was set at RMB8.347 billion. During the period from 1 January 2010 to 30 November 2010, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB7.048 billion. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. The cap of the transaction amount for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2011 is estimated to be RMB17.140 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the prevailing overall business scale and operation of the power plants of the Company, and the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account the benefit of offering favorable terms on bulk purchase by Huaneng Group and its subsidiaries and associates. As compared to the relevant transaction amount for 2010, there has been a relatively substantial increase in the abovementioned estimated transaction amount. Such relatively substantial increase is attributable by the fact that certain of the self-constructed power plants of the Company are expected to commence production operation in 2011. Likewise, the acquisition of certain companies from Shandong Electric Power Corporation, Shandong Luneng Development Holding Limited in 2010 is expected to be completed in 2011. These will substantially increase the overall business scale of the Company and its subsidiaries, and will result in the increase in the needs for the coal and transportation. The estimate of the abovementioned amount has also taken into account the fact that there exists a possibility in the increase in coal prices in 2011, which will result in the increase in the transaction amount of coal purchases. At the same time, it has also taken into consideration Huaneng

Group’s capability in offering competitive prices on bulk purchase of coal and transportation.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favorable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable terms for purchases of coal and transportation services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with coal and transportation in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

The Directors are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiarties and associates contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are therefore subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Listing Rules.

(3)       Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will be engaging in centralising the purchase of fuel and other related products for certain power plants of Huaneng Group and its subsidiaries and associates. The products sold by the Company to Huaneng Group and its subsidiaries and associates are mainly coal sales, the prices and charges of which are calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and the related products services. Pursuant to the HGF Framework Agreements for 2010 with respect to sale of products in 2010 by the Company to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2010 was set at RMB1.28 billion. During the period from 1 January 2010 to 30 November 2010, the aggregate transaction amount (unaudited) for sale of products by the Company to Huaneng Group and its subsidiaries and associates was approximately RMB0.828 billion. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. For 2011, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB4.27 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such cap is based on the estimation of the coal and other related products required by certain power plants of Huaneng Group and its subsidiaries and associates for 2011. As compared to the relevant transaction amount for 2010, there has been a relatively substantial increase in the abovementioned estimated transaction amount. Such substantial increase is attributable by the fact that certain power plants of Huaneng Group and its subsidiaries are expected to have additional new generating units in 2011. It will increase the overall business scale of Huaneng Group and hence result in the increase in the needs for coal. The estimate of the abovementioned amount has also taken into account the fact that there exists a possibility in the increase in coal prices in 2011, which will result in the increase in the transaction amount of coal purchases. The Company is of the view that sale of products to the power plants of Huaneng Group and its subsidiaries and associates can bring about operation benefits for the Company.

The Board is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the sale of products from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are therefore subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for sale of products. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Listing Rules.

(4)       Leasing of facilities, land and office spaces

For operational needs, the Company has to rent facilities, land and office spaces (mainly power transmission and transformation assets, vessels, power plants land and office spaces) from Huaneng Group and its subsidiaries and associates. Pursuant to the HGF Framework Agreements for 2010 with respect to the leasing of power transmission and transformation assets, vessels, power plant land and office spaces in 2010 by the Company from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2010 was set at RMB248 million. During the period from 1 January 2010 to 30 November 2010, the aggregate fee (unaudited) which has already been paid by the Company to Huaneng Group and its subsidiaries and associates for leasing of the power transmission and transformation facilities, land and office was RMB201 million. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. Pursuant to the Huaneng Group Framework Agreement, the aggregate transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates to the Company in 2011 is estimated not to exceed RMB423 million, higher than the anticipated transaction amount of 2010. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account as the same time the benefit of favorable prices offered by Huaneng Group and its subsidiaries and associates.

In respect of leasing facilities, land and office space, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favorable prices for leasing facilities, land and office spaces. In 2011, the Company expects that certain of its self-constructed power plants will commence production operation. Likewise, the acquisition of certain companies from Shandong Electric Power Corporation, Shandong Luneng Development Holding Limited in 2010 is expected to be completed in 2011, the operation scale of the Company will correspondingly be expanded.

It is anticipated that the Company will continue to require additional facilities, land and office space to satisfy its operational needs. Taking into consideration the capability of Huaneng Group, its subsidiaries and its associate in offering competitive prices for facilities, land and office space, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the facilities, land and office spaces in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of power transmission and transformation facilities, land and office spaces to the Company by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of power transmission and transformation facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition,the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2011 exceeds the above cap (i.e. RMB423 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(5)       Technical services, engineering contracting services and other services

The reciprocal services for technical services, engineering contracting services and other services between the Company and its subsidiaries with Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities construction work of power plants and other ancillary services relating to operation and insurance services by Huaneng Group and its subsidiaries and its subsidiaries to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and its associates. Pursuant to the HGF Framework Agreements for 2010 with respect to the purchase of technical services and engineering contracting services by the Company from Huanang Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2010 was set at RMB587 million. During the period from 1 January 2010 to 30 November 2010, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB222 million. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. Pursuant to the Huaneng Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company from Huaneng Group and its subsidiaries and its associates in 2011 is estimated not to exceed RMB638 million, slightly higher than the anticipated transaction amount of 2010. The estimate of such cap is based on the one hand on the prevailing overall business scale and operation of the power plants of the Company as well as the anticipated development and growth of such power plants as deemed reasonable by the Company, having taken into account the benefit of favorable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates. On the other hand, consideration has also been given to the needs of the production related services by the Company to Huaneng Group and its subsidiaries and associates.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in the provision of technical services, engineering contracting services and other services is that they can offer more favorable prices for the provision of technical services, engineering contracting services and other services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for the provision of technical services, engineering contracting services and other services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, certain subsidiaries and associates of Huaneng Group specialize in the research of information technology and domestic renewable energy technology, as well as the installation of thermal power facilities in the PRC. Given the ability of Huaneng Group and its subsidiaries and associates to provide reliable and efficient information technology services, and advanced and comprehensive industry-specific technology services and engineering contracting services, the operation costs of the Company can thus be reduced. On the other hand, the Company is of the view that that the provision of production related services to Huaneng Group and its subsidiaries and associates by the Company can bring about operation benefits for the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2011 exceeds the above cap (i.e. RMB638 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(6)       Provision of entrusted sale services

The “provision of entrusted sale services” from Huaneng Group and its subsidiaries and associates to the Company involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company. Pursuant to the HGF Framework Agreements for 2010 with respect to the provision of entrusted sale services to the Company from Huaneng Group and its subsidiaries and associates in 2010, the cap of the aggregate transaction amount for 2010 was set at RMB67 million. During the period from 1 January 2010 to 30 November 2010, the aggregate transaction amount (unaudited) for provision of entrusted sale services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB8 million. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. For 2011, the transaction amount with respect to the such services between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB941 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties and the anticipated development of such transaction as deemed reasonable by the Company. As compared to the relevant transaction amount for 2010, there has been a relatively substantial increase in the abovementioned estimated transaction amount. Such substantial increase is attributable by the fact that certain power plants of Huaneng Group and its subsidiaries will close down some small generating units in 2011 and hence will increase the Company’s substituted power generation capacity. At the same time, given that those relevant power plants of Huaneng Group and its subsidiaries have a relatively higher tariff level in 2011, this will result in the increase in the transaction amount for the provision of entrusted sale services. As the Company owns relatively advanced power generating units, the use by the Company of the power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation can bring about relatively better benefits for both parties.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of services. In addition, payment will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services pursuant to the Huaneng Group Framework Agreement were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable than terms offered by the Company to independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2011 exceeds the above cap (i.e. RMB941 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

ENTRUSTED LOAN

The Huaneng Group Framework Agreement has also included the provision of entrusted loan from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The interest on the entrusted loans arising from the relevant entrusted loan for 2011 are expected to be RMB600 million.

Given that the entrusted loan is to be provided by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered by independent third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the transactions for entrusted loan completed under the Huaneng Framework Agreement are exempted from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules. The Company

therefore makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services  and the sale of products by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement requires Independent Shareholders’ approvals. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company will convene an extraordinary general meeting in March 2011 to seek approval from Independent Shareholders for the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement. Huaneng Group and its associates (holding an aggregate of 7,141,786,667 ordinary shares in the Company, representing approximately 50.81% of the total issued shares of the Company as at the date of this announcement) will abstain from voting in the resolutions with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the terms of the purchase of coal and transportation services (including the proposed cap) and the sale of products (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of coal and transportation services (including the proposed cap) and the sale of products (including the proposed cap)contemplated under the Huaneng Group Framework Agreement.

A circular containing, inter alia, further details of the continuing connected transactions for the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor together with a notice to convene the extraordinary general meeting to approve, inter alia, the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework

Agreement (including their respective proposed caps) will be issued by the Company to shareholders within 15 business days from the date of publication of this announcement.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of coal and transportation services and the sale of products (including their  respective proposed caps) contemplated under the Huaneng Group Framework Agreement and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc. and its subsidiaries;

“Directors”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Huaneng Group Framework Agreement”
the “framework agreement on the continuing connected transactions (for 2011) between Huaneng Power International, Inc. and China Huaneng Group” entered into between the Company and Huaneng Group on 30 December 2010;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the transaction regarding the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement, comprising independent non-executive Directors who are independent of the subject transactions;

“Independent Financial Adviser”
an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions regarding the purchase of coal and transportation services and the sale of products (including their respective proposed caps) contemplated under the Huaneng Group Framework Agreement;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning

(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
31 December 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    December 31, 2010